EXHIBIT 7

                                               August 23, 1994



Dear Fellow Cyanamid Shareholder:

          Eighteen months ago, the new leadership at American
Cyanamid Company launched an aggressive strategic action program designed to enhance your Company's ability to compete and win in a rapidly changing business environment and, by so doing, build the value of your investment in Cyanamid.

          During that period, we acquired complementary, high-growth businesses, spun off non-core operations, and reduced costs, with the overriding goal of creating shareholder value by properly positioning your Company for the future.

          For example, we:

	     . spun off our Cytec chemical operations, eliminating exposure to a highly cyclical business and helping Cyanamid focus on higher-growth, higher-margin activities;

             . announced the sale of Davis & Geck, our wound-management unit;

	     . became the world's sixth-largest agrochemical company by acquiring the overseas crop protection business of Royal Dutch Shell;

	     . purchased 53.5 per cent of Immunex, making your Company the second-largest anti-cancer drug company in the United States; and

	     . initiated the first stage of a restructuring program to increase earnings and cash flow by streamlining our operations.



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                                       -2-



          The success of these efforts is manifest. It is reflected, in part, by the 50 per cent increase in your Company's stock price, which moved from a low of $42.25 on March 14 to $63 on August 1. And it is further reflected by the fact that on August 2, recognizing the values we have, and have been building, at American Cyanamid -- our products, our market position, our research, our people, and our significant earnings and growth potential -- American Home Products Corporation, a leading pharmaceutical and consumer products company, announced its desire to effect a strategic business combination with American Cyanamid.

          Before American Home Products approached us, we had been fully and actively engaged in contining to implement the various elements of our strategic action program. We had not been looking for a merger partner; but, for a number of reasons, the business combination proposed by American Home Products demanded serious consideration.

          Clearly, the price initially proposed by American Home
Products -- $95 per share in cash for all outstanding shares of American Cyanamid -- represented a sizeable premium over the $63 per share at which American Cyanamid closed on August 1, the day before American
Home's merger proposal was announced. On August 15-16, American
Home modified this initial proposal, increasing the proposed consideration first to $100 and then to $101 per share in cash -- an amount representing an increase of approximately $600 million over American Home's initial offer made on August 2 and a premium of 60 per cent over the price at which American Cyanarmid's shares were trading on the day prior to the announcement of the American Home proposal.


          After a thorough review, the Board of Directors of American Cyanamid, in consultation with our independent financial advisors, Morgan Stanley & Co. Incorporated and CS First Boston Corporation, determined that the terms of the American Home offer and merger are fair to, and in the best interest of, our shareholders.

          According, the Board recommends that the shareholders of American Cyanamid tender their Cyanamid shares in the American Home offer.

          The definitive merger agreement American Cyanamid and American Home have signed, which has been approved by the boards of directors of both companies, provides for American Cyanamid shareholders to receive $101 per share in cash for each American Cyanamid share they hold. The total value of the transaction, on a fully diluted basis, is approximately $9.7 billion.




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                                      -3-



          The amended American Home Products tender offer will expire at midnight, New York City time, on September 14, 1994, unless further extended. Following completion of the tender offer, American Cyanamid will be merged with an American Home Products subsidiary; and each American Cyanamid share not previously purchased will be converted into the right to receive $101 net in cash.

          Under the agreement, American Cyanamid's common stock purchase rights will be redeemed at $0.02 per right immediately prior to consummation of the offer and no further dividends will be paid by American Cyanamid, other than the regular quarterly divided of $0.4625 per share payable to holders of record on August 30, 1994.

          Following the merger, the combined entity will have annual revenues in excess of $12 billion, with a leading position in the pharmaceutical industry, as well as significant franchises in consumer health care, medical supplies and diagnostic products, agricultural chemicals, and food products. The combined entity will, in short, be a truly formidable global competitor.

          American Cyanamid is a great company that, since its founding in 1907, has developed and brought to market many hundreds of pharmaceutical, agricultural, and other products that have saved millions Of lives and otherwise benefitted countless people, in countless ways, all over the world.

          As we proceed toward the completion of this very important strategic business combination, and on behalf of the entire Board of Directors of American Cyanamid Company, I want to thank you for your long-standing and continuing interest and support. We at Cyanamid are proud of what we have accomplished on your behalf over the past eighteen months and of American Cyanamid's heritage over the past eight decades.



                                                Very truly yours

                                                /s/ A.J. Costello

                                                    A.J. Costello


AJC/ns
Enclosure


P.S. Enclosed is a Form 14D-9, which contains detailed information and instructions for tending your American Cyanamid shares in the American Home offer. Please read this material carefully.